UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Narrowstep, Inc.

—————————————————————————————————————————
(Name of Issuer)

Common Stock
—————————————————————————————————————————
(Title of Class of Securities)

631082203

—————————————————————————————————————————
(CUSIP Number)

12/31/2008
—————————————————————————————————————————
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 631082203	Page 2 of 9

1. Names of Reporting Persons. RENAISSANCE CAPITAL GROWTH & INCOME FUND III, INC. 75-2533518
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) • (b) •

3. SEC Use Only
4. Citizenship or Place of Organization TEXAS
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 6,000,000(1) (3)
7. Sole Dispositive Power 0
8. Shared Dispositive Power 6,000,000 (2) (3)
9. Aggregate Amount Beneficially Owned by Each Reporting Person 6,000,000 (1) (2) (3)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) •
11. Percent of Class Represented by Amount in Row (9) 4.32%
12. Type of Reporting Person (See Instructions) IV
(1)

Renaissance Capital Growth & Income Fund III, Inc. (“RENN3”) is the owner of record of the shares and shares voting power over the shares with RENN Capital Group, Inc., its investment adviser (“RENN”) pursuant to an investment advisory agreement.

(2)	RENN3 shares dispositive power over the shares with RENN.

(3)	Consists of 4,000,000 shares of common stock and warrants to purchase 2,000,000 shares of common stock.

CUSIP No. 631082203	Page 3 of 9

1. Names of Reporting Persons. RENAISSANCE US GROWTH INVESTMENT TRUST PLC
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) • (b) •

3. SEC Use Only
4. Citizenship or Place of Organization UNITED KINGDOM
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 12,000,000 (4) (6)
7. Sole Dispositive Power 0
8. Shared Dispositive Power 12,000,000 (5) (6)
9. Aggregate Amount Beneficially Owned by Each Reporting Person 12,000,000 (6) (7)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) •
11. Percent of Class Represented by Amount in Row (9) 8.52%
12. Type of Reporting Person (See Instructions) IA
(4)

Renaissance US Growth Investment Trust PLC (“RUSGIT”) is the owner of record of the shares and shares voting power over the shares with RENN Capital Group, Inc., its investment adviser (“RENN”) pursuant to an investment advisory agreement.

(5)	RUSGIT shares dispositive power over the shares with RENN.

(6)	Shares consist of 8,000,000 shares of common stock and warrants to purchase 4,000,000 shrare of common stock.

CUSIP No. 631082203	Page 4 of 9

1. Names of Reporting Persons. RENN CAPITAL GROUP, INC.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) • (b) •

3. SEC Use Only
4. Citizenship or Place of Organization TEXAS
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 18,000,000 (7) (9)
7. Sole Dispositive Power 0
8. Shared Dispositive Power 18,000,000 (8) (9)
9. Aggregate Amount Beneficially Owned by Each Reporting Person 18,000,000 (7) (8) (9)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) •
11. Percent of Class Represented by Amount in Row (9) 12.84%
12. Type of Reporting Person (See Instructions) IA
(7)	RENN Capital Group, Inc. (“RENN”), is investment adviser to RUSGIT & RENN3. RUSGIT & RENN3 share voting power over their shares with RENN pursuant to an investment advisory agreement.

(8)	RUSGIT & RENN3 shares dispositive power over the shares with RENN.

(9)	Shares consist of 12,000,000 shares of common stock and warrants to purchase 6,000,000 shrare of common stock.

CUSIP No. 631082203	Page 5 of 9

1. Names of Reporting Persons. RUSSELL CLEVELAND
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) • (b) •

3. SEC Use Only
4. Citizenship or Place of Organization US
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 18,000,000 (10) (12)
7. Sole Dispositive Power 0
8. Shared Dispositive Power 18,000,000 (11) (12)
9. Aggregate Amount Beneficially Owned by Each Reporting Person 18,000,000 (10) (11) (12)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) •
11. Percent of Class Represented by Amount in Row (9) 12.84%
12. Type of Reporting Person (See Instructions) IN
(10)

Mr. Cleveland is President and Chief Executive Officer of RENN Capital Group, Inc. (“RENN”), is investment adviser to RUSGIT & RENN3. RUSGIT & RENN3 share voting power over their shares with RENN pursuant to an investment advisory agreement.

(12)	Mr. Cleveland is President and Chief Executive Officer of RENN Capital Group, Inc. (“RENN”), is investment adviser to RUSGIT &RENN3. RUSGIT & RENN3 share dispositive power over the shares with RENN.

(13)	Shares consist of 12,000,000 shares of common stock and warrants to purchase 6,000,000 shrare of common stock.

CUSIP No. 631082203                                                               13G                                            Page 6 of 9 Pages
 __________________________________________________________________________________
Item 1(a).  Name of Issuer:

Narrowstep, Inc.

_____________________________________________________________________________________
Item 1(b).  Address of Issuer's Principal Executive Offices:

116 Village Blvd., Suite 200

Princeton, NJ 08540

_____________________________________________________________________________________
Item 2(a).  Name of Person Filing:

RENAISSANCE CAPITAL GROWTH & INCOME FUND III, INC

RENAISSANCE US GROWTH INVESTMENT TRUST PLC
RENN CAPITAL GROUP, INC.
CLEVELAND, RUSSELL
_____________________________________________________________________________________
Item 2(b).  Address of Principal Business Office, or if None, Residence:

c/o RENN Capital Group, Inc., 8080 N. Central Expressway, Ste 210, LB-59, Dallas, TX 75026
_____________________________________________________________________________________
Item 2(c).  Citizenship:

 TEXAS, UNITED KINGDOM, TEXAS, & US
_____________________________________________________________________________________
Item 2(d).  Title of Class of Securities:

 Common Stock
_____________________________________________________________________________________
Item 2(e).  CUSIP Number:

631082203
_____________________________________________________________________________________

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_] Broker or dealer registered under §15 of the Act (15 U.S.C. 78o).
(b)	[_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

 CUSIP No. 631082203                                                              13G                                        Page 7 of 9 Pages

____________________________________________________________________________

(e)	[_] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[_] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[_] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	[_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[_] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

_____________________________________________________________________________________

Item 4.  Ownership.
     Provide  the  following  information  regarding  the  aggregate  number and percentage of the class of securities of the issuer identified in Item 1.

(a)Amount beneficially owned:	RENN3 – 6,000,000
RUSGIT – 12,000,000
RENN – 18,000,000
RUSSELL CLEVELAND – 18,000,000,

(b) Percent of class:	RENN3– 4.55%
RUSGIT – 8.52%
RENN – 12.84%
RUSSELL CLEVELAND – 12.84%,

(c) Number of shares as to which such person has:
(i) Sole power to vote or to dirct the vote
0,

(ii) Shared power to vote or to direct the vote :	RENN3 – 6,000,000
RUSGIT – 12,000,000
RENN – 18,000,000 (14) (15)
RUSSELL CLEVELAND – 18,000,000 (14) (15)

  (iii)  Sole power to dispose or to direct the disposition of

0,

(iv) Shared power to dispose or to direct the disposition of :	RENN3 – 6,000,000
RUSGIT – 12,000,000
RENN – 18,000,000 (14) (15)
RUSSELL CLEVELAND – 18,000,000 (14) (15)

(14)

The shares are held by each of RENN & Russell Cleveland consist of the shares held by each of RENN3 & RUSGIT over which they share voting and dispositive power pursuant to an invesment advisory agreement.

(15)	Each of RENN3 & RUSGIT share dispositive power over the shares with RENN pursuant to an investment advisory agreement.

CUSIP No. 631082203                                                                13G                                            Page 8 of 9 Pages

______________________________________________________________________________________

Item 5.  Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ x].

 RENAISSANCE CAPITAL GROWTH & INCOME FUND III, INC.  owns 4.32%

______________________________________________________________________________________
Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.
 N/A
______________________________________________________________________________________
Item 7.  Identification and Classification of the Subsidiary Which Acquired the  Security Being Reported on by
             the Parent Holding Company or Control Person.
  N/A
_____________________________________________________________________________________
Item 8.  Identification and Classification of Members of the Group.
  N/A
______________________________________________________________________________________
Item 9.  Notice of Dissolution of Group.
  N/A
______________________________________________________________________________________

Item 10.	Certifications.	(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
		(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 631082203                                                                 13G                                             Page 9 of 9 Pages

 __________________________________________________________________________________

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Renaissance Capital Growht & Income Fund III, Inc.

Date: 2/6/20009	/s/ Russell Cleveland, by Rene Jones, attorney in fact
Name: Russell Cleveland
President

Renaissance US Growth Investment Trust PLC

Date: 2/6/2009	/s/ Russell Cleveland, by Rene Jones, attorney in fact
Name: Russell Cleveland
Title: President, RENN Capital Group, Inc., Investment Advisor

RENN Capital Group, Inc.

Date: 2/6/2009	/s/ Russell Cleveland, by Rene Jones, attorney in fact
Name: Russell Cleveland
Title: President

Russell Cleveland

Date: 2/6/2009	/s/ Russell Cleveland, by Rene Jones, attorney in fact

                                                    :

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.
Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).